Thomas G. Sategna
V.P. & Corporate Controller
PNM Resources
414 Silver Ave. SW
Albuquerque, NM 87102-3289
thomas.sategna@pnmresources.com
505.241.4615

September 9, 2014

Via EDGAR

James Allegretto
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    PNM Resources, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 28, 2014
Form 10-Q for the Quarterly Period Ended March 31, 2014
Filed May 2, 2014
File No. 1-32462

Dear Mr. Allegretto:

This letter is in response to your correspondence dated August 25, 2014, regarding the subject filings. We have considered your comments and have included our responses herein. When used in this letter, references to the “Company,” “we,” “us,” and “our” refer to PNM Resources, Inc. We have used other acronyms in this letter in the same context as defined in the documents referred to in your comments.

We acknowledge the following in our responses to the SEC’s comments:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

September 9, 2014

Form 10-K for the Fiscal Year Ended December 31, 2013

(1) Summary of the Business and Significant Accounting Policies, page B-33

Allowance for Funds Used During Construction, page B-34

1.	Please tell us where in the statement of cash flow you classify borrowed and equity funds used during construction and disclose the amount, if material.

Response:

The allowance for borrowed funds used during construction is included within “Cash Flows From Investing Activities” under the heading “Utility plant additions”, similar to the treatment of capitalized interest as discussed in paragraph 13(c) of ASC 230-10-45. The allowance for equity funds used during construction is included under “Cash Flows From Operating Activities” in “Other, net” as an adjustment to reconcile net earnings to net cash flows from operating activities. The above classifications for both borrowed and equity funds used during construction are consistent with FERC Order No. 505, issued on October 13, 1998.

The Company has determined that none of the amounts disclosed on page B-34 of the PNM Resources, Inc. Form 10-K for the Fiscal Year Ended December 31, 2013 are individually material to the Consolidated Statements of Cash Flows and therefore are not presented separately.

(4) Regulatory Assets and Liabilities, page B-42

2.	Tell us and disclose any material components of the items that comprise other non-current regulatory assets as of December 31, 2013 and 2012.

Response:

The components of other non-current regulatory assets for PNM as of December 31, 2013 and 2012 are shown in the table below. Each of the components is individually less than 2% of total non-current regulatory assets. As such, the Company has determined that none of the components are individually material and therefore are not presented separately.

PNM	December 31,
	2013	2012
	(In thousands)
Other Non-Current Regulatory Assets:
Deferred coal costs	$4,517	$3,407
Corporate headquarters consolidation	3,979	3,901
FERC rate case expenses	611	2,154
Other	238	208
Total other non-current regulatory assets	$9,345	$9,670

September 9, 2014

(13) Stock-Based Compensation Plans, page B-82

3.
Please refer to your retention award agreement disclosure on page B-84. Tell us and disclose the specific market targets that must be met in order for your Chairman to receive the share awards. Also, please summarize for us how you are accounting for these awards including the date at which you measured compensation expense and the period over which you are recognizing it.

Response:

Market Targets. As discussed on page B-84 of the PNM Resources, Inc. Form 10-K for the Fiscal Year Ended December 31, 2013, the Company entered into a retention award agreement with its Chairman, President, and Chief Executive Officer in March 2012. Under the agreement, the CEO is eligible to receive up to 135,000 shares of PNMR’s common stock if the Company meets specific market targets. The specific market targets are disclosed on page 40 of the Company’s 2014 Proxy Statement as follows:

“If the Company achieves an annualized, compounded 5% increase in TSR [Total Shareholder Return] through 2014 (as measured by comparing the Company’s stock price on the last 20 trading days in 2011 to the price on the last 20 trading days in 2014), 35,000 shares will be subject to accelerated vesting.  If the Company achieves an annualized, compounded 5% increase in TSR through 2016 (as measured by comparing the Company’s stock price on the last 20 trading days in 2011 to the price on the last 20 trading days in 2016), 135,000 shares (less any shares that vested on an accelerated basis) will vest and be awarded. All such shares would be issued under the PEP [Performance Equity Plan], and, with certain exceptions, Ms. Collawn must remain employed by the Company, as of the applicable vesting dates, to receive the grants described above.”

Accounting Treatment. Shares under the agreement are classified as equity awards in accordance with ASC 718-10-25. Under ASC Topic 718, Compensation - Stock Compensation, the vesting criteria are considered a market condition. The grant date fair value of these shares was calculated on the date the agreement was approved by the Company’s Board of Directors, February 28, 2012, using a Monte Carlo valuation model prepared by an actuarial consultant. The shares subject to potential accelerated vesting were valued independently of the remaining shares because the 2014 and 2016 market targets are mutually exclusive. Compensation expense is recognized ratably over the 2012 through 2014 and 2012 through 2016 periods. In accordance with ASC Topic 718-10-55-63, the expense associated with each valuation provided by the Monte Carlo valuation model will be recognized regardless of whether the market target is achieved provided the service requirements are met.

September 9, 2014

Form 10-Q for the Quarterly Period Ended March 31, 2014

Condensed Consolidated Statements of Earnings, page 7

4.	Please tell us how your presentation of dividends declared per common share complies with paragraph 5 of ASC 260-10-45.

Response:

The Company has presented dividends declared per common share on the Condensed Consolidated Statement of Earnings in the Form 10-Q for the Quarterly Period Ended March 31, 2014 in order to comply with interim financial statement requirements set forth in Item 10-01(b)(2) of Regulation S-X which states, “If appropriate, the income statement shall show earnings per share and dividends declared per share applicable to common stock.” In addition, it appears to be common practice within the utility industry to present dividends declared per share on the interim Condensed Consolidated Statement of Earnings.

The Company acknowledges the guidance in ASC 260-10-45-5, which states “Per-share amounts not required to be presented by this Subtopic that an entity chooses to disclose shall be computed in accordance with this Subtopic and disclosed only in the notes to financial statements; it shall be noted whether the per-share amounts are pretax or net of tax.” However, the computation of dividends declared per common share is not addressed in this Subtopic, indicating the language in ASC 260-10-45-5 is not applicable to dividends per share. Additionally, the requirement for disclosure of whether the per-share amounts are pretax or net of tax is not applicable to dividends declared per share. Accordingly, the Company does not read ASC 260-10-45-5 as conflicting with or overriding the requirement for presentation of dividends declared per share applicable to common stock on the interim income statement in Item 10-01(b)(2) of Regulation S-X.

We hope that these responses provide you all the information you need. If you have further questions, you can contact me or Charles Moore, Associate General Counsel, at (505) 241-4935.

Sincerely,

/s/ Thomas G. Sategna
Thomas G. Sategna
Vice President and Corporate Controller

cc: Robert Babula, Staff Accountant
Charles N. Eldred, Executive Vice President and Chief Financial Officer, PNMR